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                                                                    EXHIBIT 99.4

                                          September 21, 1998

Dear Subscriber:

    Cortland Savings Bank and CNY Financial Corporation are pleased to announce that we have increased the maximum purchase limitation in our Subscription and Community Offerings from $150,000 to $300,000. Accordingly, you may elect to increase your subscription request in an amount by up to an additional $150,000, so your total subscription may be up to $300,000. To increase your order, you must complete the enclosed stock order form and return it to the Stock Center, together with payment for the additional order by certified or bank check or by authorization for withdrawal from an account at Cortland Savings Bank with sufficient collected funds. The order form and payment must be received no later than Thursday, September 24, 1998 at 12:00 noon New York Time. The Stock Center is located at Cortland Savings Bank, 1 North Main Street, Cortland, New York 13045, (607) 758-3850. Additional information is included in the enclosed Prospectus Supplement, which should be read with the Prospectus dated August 12, 1998 which you have already received.

    If you do not wish to purchase additional shares, then you do not need to respond to this notification.

    We are diligently working towards the completion of our offering and appreciate your support.

Sincerely,

Wesley D. Stisser, Jr.
President & CEO